UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

                                                   QUICKLOGIC CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	77-0188504 (IRS Employer Identification No.)

1277 Orleans Drive, Sunnyvale, California (Address of principal executive offices)	94089 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered None	Name of each exchange on which each class is to be registered None

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [    ]

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ X ]

Securities Act registration statement file number to which this form relates:      N/A
                                                                                                             (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

                             Rights to Purchase Series A Junior Participating Preferred Stock
(Title of Class)

(Title of Class)

Item 1.     Description of Registrant's Securities to be Registered.

        On November 28, 2001, the Board of Directors of QuickLogic Corporation, a Delaware corporation (the “Company”), declared a dividend distribution of one Right for each outstanding share of common stock, par value $0.001 per share (the “Common Stock”), of the Company to stockholders of record at the close of business on December 12, 2001 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one ten-thousandth (1/10,000) of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (“Preferred Stock”), at a price of $32.50 per one ten-thousandth of a share of Preferred Stock (the “Exercise Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company, as Rights Agent.

        Initially, the Rights will be evidenced by the Common Stock certificates representing shares then outstanding and no separate Right certificates will be distributed. The Rights will be exercisable, and transferable apart from the shares of Common Stock, on the earlier to occur of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons has acquired, or has obtained the right to acquire (an “Acquiring Person”), beneficial ownership of 15% or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”), or (ii) 10 business days following the commencement of a tender offer or exchange offer if, upon consummation thereof, the person who commenced the offer would be an Acquiring Person (the earlier of such dates being called the “Distribution Date”). The foregoing time periods are subject to extension as set forth in the Rights Agreement. After the occurrence of an event set forth in clause (ii) above, Rights will become exercisable for fractions of shares of Preferred Stock at the Exercise Price per one ten-thousandth of a share of Preferred Stock. After the occurrence of an event set forth in clause (i) above, the Rights will become exercisable as set forth below.

        After the Record Date and until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to each holder of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Right Certificates alone will evidence the Rights.

        The Rights are not exercisable until the Distribution Date and will expire at the close of business on November 27, 2011, unless earlier redeemed by the Company as described below.

        As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. Except as

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otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

        In the event that any person or group becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock (other than as a result of a tender or exchange offer for all shares of the Common Stock at a price determined by a majority of the directors who are not representatives, nominees, affiliates or associates of an Acquiring Person, after receiving advice from one or more nationally recognized investment banking firms selected by such directors, to be fair and adequate to the stockholders, and otherwise in the best interests of the Company and its stockholders (a “Permitted Offer”)), the Rights Agreement provides that proper provision shall be made so that each holder of a Right will thereafter have the right to receive, for a 90-day period (the “Exercise Period”), upon exercise, Common Stock (or, under certain circumstances, cash, preferred stock or other securities of the Company) having a market value equal to two times the exercise price paid (i.e., at a 50% discount). Following the occurrence of this event, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person shall immediately become null and void. However, Rights generally are not exercisable following the occurrence of such an event until such time as the Rights are no longer redeemable by the Company as set forth below. Further, Rights generally are exercisable only after the effectiveness of a registration statement for the Common Stock under the Securities Act of 1933, as amended.

        In the event that, at any time after any person or group becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock (other than as a result of a Permitted Offer), (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation (other than following a Permitted Offer), (ii) the Company engages in a merger or other business combination transaction with another person in which the Company is the surviving corporation, but in which its Common Stock is changed or exchanged (other than following a Permitted Offer), or (iii) 50% or more of the Company’s assets or earning power (on a consolidated basis) is sold or transferred, the Rights Agreement provides that proper provision shall be made so that each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, common stock of the acquiring company having a market value equal to two times the exercise price paid (i.e., at a 50% discount). The events described in this paragraph are defined as “Triggering Events.”

        At any time after a person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors may, at its option, exchange the Rights (other than Rights owned by such person or group, which Rights will have become void), in whole or in part, for shares of Common Stock at an exchange ratio of one share per Right.

        The Exercise Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than

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the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). Provision is made for similar anti-dilution adjustments with respect to the Common Stock.

        With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in such Exercise Price. No fractional shares of Preferred Stock will be issued (except fractions which are integral multiples of one ten-thousandth of a share of Preferred Stock) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

        Shares of Preferred Stock purchasable upon exercise of the Rights will be nonredeemable and subordinate to other series of the Company’s preferred stock. Each share of Preferred Stock will have a minimum preferential quarterly dividend rate of $1.00 per share but will be entitled to an aggregate dividend of 10,000 times the dividend declared on the Company’s Common Stock. In the event of liquidation, the holders of the Preferred Stock will receive a preferred liquidation payment of $1.00 per share but will be entitled to receive an aggregate liquidation payment equal to 10,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 10,000 votes, voting together with the Company’s Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 10,000 times the amount received per share of Common Stock. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

        Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of the one ten-thousandth interest in a share of Preferred Stock purchasable upon the exercise of each Right should approximate the value of one share of Common Stock.

        At any time after the date of the Rights Agreement until 10 business days (or such later date as the Board of Directors of the Company may determine) following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”), payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors. Thereafter, the Company’s right of redemption may be reinstated if the Exercise Period has expired, no Triggering Event has occurred and an Acquiring Person reduces his beneficial ownership to 5% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company and there are no other Acquiring Persons. Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to the stockholders or the Company, the stockholders may, depending upon the circumstances, recognize taxable income in

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the event that the Rights become exercisable for Preferred Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

        Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

        The Rights have certain anti-takeover effects and can cause substantial dilution to a person or group that acquires 15% of more of the Common Stock (other than pursuant to a Permitted Offer) on terms not approved by the Board of Directors of the Company. The Rights should not, however, interfere with any merger or other business combination that the Board of Directors finds to be in the best interests of the Company and its stockholders because the Rights can be redeemed by the Board of Directors before the consummation of such transaction.

        As of November 28, 2001, there were approximately 22,968,087 shares of Common Stock issued and outstanding. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have Rights attached. One million one hundred thousand shares of Preferred Stock have been reserved for issuance upon exercise of the Rights.

        A copy of the Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, including the Certificate of Designation, Preferences and Rights of the Terms of the Series A Junior Participating Preferred Stock attached thereto as Exhibit A, the Form of Right Certificate attached thereto as Exhibit B and the Form of Summary of Rights to Purchase Preferred Stock attached thereto as Exhibit C, is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit 1.

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Item 2.     Exhibits.

Exhibit No. 4.1

Description

Rights Agreement (“Rights Agreement”), dated as of November 28, 2001, between QuickLogic Corporation and American Stock Transfer & Trust Company, as Rights Agent, including the Certificate of Designation, Preferences and Rights of the Terms of the Series A Junior Participating Preferred Stock attached thereto as Exhibit A, the Form of Right Certificate attached thereto as Exhibit B and the Form of Summary of Rights to Purchase Preferred Stock attached thereto as Exhibit C. Pursuant to the Rights Agreement, Right Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).

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SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2001	QUICKLOGIC CORPORATION (Registrant) By: /s/ E. Thomas Hart E. Thomas Hart President and Chief Executive Officer

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EXHIBIT INDEX

Exhibit No. 4.1

Description

Rights Agreement, dated as of November 28, 2001, between QuickLogic Corporation and American Stock Transfer & Trust Company, as Rights Agent, including the Certificate of Designation, Preferences and Rights of the Terms of the Series A Junior Participating Preferred Stock attached thereto as Exhibit A, the Form of Right Certificate attached thereto as Exhibit B and the Form of Summary of Rights to Purchase Preferred Stock attached thereto as Exhibit C.